

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

James R. Moffett
President and Chief Executive Officer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re: McMoRan Exploration Co.**
> **Schedule 14A Preliminary Proxy Statement**
> **Filed October 5, 2010**
> **File No. 001-07791**

Dear Mr. Moffett:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director